UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FOXO Technologies Inc.
(Name of Issuer)

Class A Common stock, par value $0.0001 per share
(Title of Class of Securities)

351471305
(CUSIP Number)

Mark Brian White 9 King George V Place Winchester, UK SO22 SFU 44 7973 802488
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351471305
(1)	Names of reporting persons
Mark Brian White
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)
OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization
United Kingdom

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,300,000 (1) (2)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,300,000 (1) (2)

(11)	Aggregate amount beneficially owned by each reporting person
1,300,000 (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
☐
(13)	Percent of class represented by amount in Row (11)
14.51% (A)
(14)	Type of reporting person (see instructions)
IN

(1)	Represents shares issued to Kr8 ai Inc., of which the Reporting Person is an officer, director and shareholder as consideration for rights granted and services to be rendered pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer. The terms of the Master Software and Services Agreement provide for the issuance of additional shares to Kr8 ai Inc. on terms and conditions set forth therein.

(2)	Gives no effect to shares which may be issued pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer.

(A)	Based upon 8,946,032 shares reported outstanding as of February 6, 2024, and gives no effect to shares which may be issued pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to the Statement of Beneficial Ownership filed on February 2, 2024 (the “Statement”), relates to the Class A common stock of FOXO Technologies Inc. (“Issuer”).

ITEM 2. IDENTITY AND BACKGROUND.

The information set forth in Item 2 of the Statement is incorporated herein by reference in response to the requirements of Item 2 of Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 3 of the Statement is incorporated herein by reference in response to the requirements of Item 3 of Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

The information set forth in Item 4 of the Statement is incorporated herein by reference in response to the requirements of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	See rows (11) and (13) of the cover page to this Statement for the aggregate number of shares of Class A common stock and percentage of Class A common stock of the Issuer owned by the Reporting Person as of the date hereof.

(b)	See rows (7) through (10) of the cover page to this Amendment for the number of shares of Class A common stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition as of the date hereof.

(c)	During the past sixty days, except for the sale of the shares reported in this Amendment and shares received pursuant to the Master Software and Services Agreement which were reflected in the Statement, the Reporting Person has not effected any transactions in the Issuer’s Common Stock.

(d)	To the best knowledge of the Reporting Person, except as to the securities owned by Kr8 ai Inc., no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 6 of the Statement is incorporated herein by reference in response to the requirements of Item 6 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 8, 2024

Signature	/s/ Mark Brian White
Name/Title	Mark Brian White

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